Exhibit 99.97

VIA EDGAR

To:	United States Securities and Exchange Commission

Re:	Silvermex Resources Inc. (the “Registrant”)
Amendment No. 1 to Registration Statement on Form 40-F
Consent of Expert

This consent is provided in connection with Amendment No. 1 to the Registrant’s registration statement on Form 40-F originally filed by the Registrant with the United States Securities and Exchange Commission on April 2, 2012 (as amended, the “Registration Statement”). The Registration Statement incorporates by reference, among other things, the Registrant’s Amended Annual Information Form for the year ended December 31, 2011 (the “Annual Information Form”).

I, Daniel Kappes, P. Eng of Kappes, Cassiday and Associates, Reno, Nevada, hereby consent to:

  the use of my name in connection with my involvement in the preparation of the mine expansion feasibility study for La Guitarra Mine dated December 16, 2009 (the “Feasibility Study”);

  references to the Feasibility Study, or portions thereof, in the Annual Information Form; and

  the inclusion and incorporation by reference of the information derived from the Feasibility Study in the Registration Statement.

Dated the 3rd day of July, 2012

/s/ Daniel Kappes
Daniel Kappes, P. Eng